Exhibit 4.3

Prepayment agreement

This Prepayment Agreement (this “Agreement”) is made and entered into as of February 27, 2023 by and among BIMI INTERNATIONAL MEDICAL INC., a company organized under the laws of the state of Delaware (the “Company”) and Mr. Fnu Oudom, a citizen of Vanuatu (the “Holder”). Each of the parties named above may be referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Note (as defined below).

RECITALS

WHEREAS, the Company sold that certain Promissory Note dated as of December 6, 2022 (the “Note”), whereby the Company promised to pay to the Holder the principal sum of $2,000,000 together with interest on the unpaid principal balance at the rate 6% per annum and on other terms provided therein;

Whereas, pursuant to its terms, the Note may be prepaid at the option of the Company in whole or in part at any time or from time to time during the term of the Note without any penalty for any prepayment;

Whereas, pursuant to the terms of the Note, in the event of a prepayment, the Holder shall have the right to convert the amount of prepayment into shares of the Company’s common stock (the “Common Stock”);

WHEREAS, as of the date hereof, the Note has not matured, and no payments are payable or have otherwise been made thereunder;

Whereas, the Company desires to exercise its prepayment right under the Note and the Holder agrees to such prepayment; and

Whereas, the Parties desire to enter into this Agreement to set forth the terms and conditions for such prepayment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1. Prepayment.

(1) The Parties agree that, subject to the conditions and pursuant to the terms of this Agreement, the Company will exercise its prepayment right under the Note by issuing1,330,000 validly issued, fully paid and non-assessable shares of Common Stock (the “Prepayment Shares”).

(2) The Holder hereby unconditionally and irrevocably waives his right to any and all interest accrued and unpaid under the Note and releases the Company of its obligations with respect to any or all interest to be accrued and payable under the Note through the end of the term of the Note.

(3) The Prepayment Shares shall be issued to the Holder only after the shareholders of the Company have approved the issuance thereof (the “Shareholders’ Approval”).

(4) The Company shall cause a meeting of the shareholders (the “Shareholder Meeting”) to be held within six (6) months from the date hereof, soliciting the shareholders’ affirmative vote for approval of the issuance of the Prepayment Shares. Upon the issuance of the Prepayment Shares, all obligations under the Note will be discharged in full. If, despite the Company’s reasonable best efforts, the Shareholders’ Approval is not obtained within six (6) months after the date hereof, the Company shall cause an additional Shareholder Meeting to be held semi-annually thereafter until such Shareholders’ Approval is obtained; provided, however, that if the Shareholders’ Approval has not been obtained by the Maturity Date, the Company shall immediately pay the Holder the principal balance due under the Note plus accrued interest.

2. No Amendments. Until the Prepayment Shares are issued pursuant to the terms of this Agreement, the Note shall remain in full force and effect in accordance with its terms, which such terms are hereby ratified and confirmed and remain in full force and effect.

3. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

4. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5. Governing Law; jurisdiction. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the Parties shall be governed, construed and interpreted in accordance with the laws of the State of New York without regard to its choice of laws principles. Each Party hereby irrevocably and unconditionally submits to the jurisdiction of any New York State court or Federal Court of the United States of America sitting in New York County in the State of New York.

6. Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived only with the prior written consent of the Company and the Holder.

7. Assignment and Successors.  This Agreement will be binding on and inure to the benefit of the Company and the Holder and their respective successors and assigns; provided, however, that (i) the Company may not assign this Agreement in whole or part without the prior written consent of the Holder and (ii) the Holder may not assign this Agreement in whole or part on or prior to the Maturity Date without the prior written consent of the Company.

8. Severability.  If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way and the Company and the Holder agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision, that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

9. Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. Each and every reference to share prices, shares of Common Stock and any other numbers in this Agreement that relate to the Common Stock shall be automatically adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions that occur with respect to the Common Stock after the date of this Agreement.

10. Representation by Counsel. Each Party has been represented or has had the opportunity to be represented by legal counsel of their own choice.

(Signature Pages Follow)

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

company:

BIMII INTERNATIONAL MEDICAL INC.

By:	/s/ Tiewei Song
Name:	Tiewei Song
Title:	CEO

HOLDER:

Fnu Oudom

By:	/s/ Fnu Oudom
Name:	Fnu Oudom

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